Exhibit 99.1

Telesat to Redefine Global Broadband Connectivity with Telesat Lightspeed, the World’s Most Advanced Low Earth Orbit (LEO) Satellite Network

Thales Alenia Space Selected to Manufacture First-of-its-kind Dynamic LEO

Broadband Network with Services Starting in 2023

OTTAWA, CANADA - February 09, 2021 - Telesat, one of the world’s largest satellite operators, announced today that it has entered into an agreement with Thales Alenia Space to be the prime manufacturer of Telesat’s global LEO constellation, Lightspeed, initially comprised of a fleet of 298 next-generation satellites integrated with an advanced ground network. Lightspeed is the most innovative, cutting-edge broadband satellite network ever conceived. Thales Alenia Space and its affiliate Telespazio have made a Lightspeed capacity commitment in connection with the agreement.

Telesat and Thales Alenia Space have engaged in substantial and sustained collaboration on Lightspeed’s innovative design. Specifically, Lightspeed has been optimized to serve the fast-growing broadband connectivity requirements of fixed and mobile network operators, aeronautical and maritime users, enterprise customers and governments. Operating under Telesat’s global Ka-band priority spectrum rights, the first Lightspeed satellites are expected to be launched in approximately two years, with customer beta testing beginning shortly thereafter and commercial services commencing in the second half of 2023.

“We are very pleased to be moving forward with Thales Alenia Space on Lightspeed, the most advanced and capable LEO network in the world,” stated Dan Goldberg, President and CEO of Telesat. “As the world’s leader in manufacturing and implementing cutting edge global satellite constellations, Thales Alenia Space is the right industrial partner to deliver Lightspeed, a fully integrated global communications network that will revolutionize satellite-delivered broadband and give Telesat and its customers a decisive competitive edge in this high growth market.”

Goldberg added: “The name Lightspeed underscores the essential speed advantages inherent to Telesat’s LEO design. Lightspeed is the most technologically capable satellite communications network in history and exploits the latest advances in space-based data processing, laser communications, digital antenna technology and machine learning.”

Lightspeed will provide fibre-like connectivity across the entire Earth at price points that allow network operators to efficiently and economically enhance their network coverage, performance and profitability. Designed with a deep understanding of the bandwidth intensive applications and cloud-based network connectivity that users require, Lightspeed will eliminate the hurdles that telecommunications service providers face today when incorporating satellite into their networks.

Operating roughly just 1,000 kilometers above Earth in LEO, Lightspeed will be free from the long latency delays and capacity limitations that are inherent to satellites in geostationary and medium Earth orbits. In addition, Lightspeed satellites incorporate leading-edge technologies and features, including:

●	Sophisticated phased array antennas on each satellite that are combined with advanced beam hopping technology to create approximately 135,000 beams that can dynamically focus multiple Gbps of capacity – an order of magnitude higher than any other system - into demand hot spots like remote communities, large airports or major sea ports;

●	Nearly 1,200 high capacity optical links – four on each satellite – that combine to create a first-ever, highly resilient, flexible and secure space-based IP network, moving data across the network and around the world at the speed of light;

●	Data processing in space, including full digital modulation and demodulation on the satellite, coupled with a revolutionary end-to-end network operating system, that improves link performance and gives customers unprecedented flexibility for routing traffic across the globe, eliminating gateway hops for the fastest, most secure, end-to-end delivery of data; and

●	A patent-pending architecture for the constellation of satellites, which features satellites operating in both polar and inclined orbital planes. This results in true pole-to-pole global coverage, concentrating capacity in areas where it is most needed to maximize network efficiency and achieve superior unit cost economics.

Telesat is developing affordable end-user terminals, with a range of antennas and modems optimized for each of the market verticals Lightspeed will serve. In addition, Lightspeed leverages industry-wide network interface standards to enable simple, seamless integration with customers’ terrestrial networks, without the need to integrate proprietary hardware or software.

Under the terms of the Agreement, the parties have provided for the advancement of the program while the financing for the project is being finalized. The commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program.

As a responsible owner and operator of space assets for nearly 50 years, Telesat has designed and will operate the Lightspeed satellites in a manner that ensures that LEO orbits are safely available for other users and that the night sky is safeguarded for astronomical observation.

More details about Lightspeed can be found at https://www.telesat.com/lightspeed. Related resource: Lightspeed Specifications

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat has grown to be one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive growth. Operating under its global priority Ka-band spectrum rights, Lightspeed, Telesat’s Low Earth Orbit network, will redefine global satellite connectivity with ubiquitous, affordable broadband links and fibre-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Media contacts:

KWT Global for Telesat

telesat@kwtglobal.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ''forward-looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “can”, “are expected,” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the "Risk Factors" sections of Telesat Canada's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and in Telesat Canada’s Quarterly Report on Form 6-K for the quarters ending March 31, 2020, June 30, 2020, and September 30, 2020, all of which can be obtained from the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the impact of  COVID-19  on Telesat’s business and the economic environment, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, the ability to expand our existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat's beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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